FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Announcement on Acquisition of Resort Solution Shares and Business Alliance, which was filed with the Tokyo Stock Exchange on March 7, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2006

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

FOR IMMEDIATE RELEASE

March 7, 2006

KONAMI CORPORATION

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement on Acquisition of Resort Solution Shares and Business Alliance

KONAMI CORPORATION (“Konami”) announced that, pursuant to resolutions adopted at meeting of the Board of Directors of Konami, held on March 7, 2006, Konami concluded a stock subscription agreement with Nomura Principal Finance Co., Ltd. (“Nomura”) to acquire some of the shares of common stock of RESORT SOLUTION CO.,LTD. (“Resort Solution”) owned by Nomura. In addition to the share acquisition, Konami concluded an alliance agreement to develop mutual businesses for both Resort Solution and Konami Group as follows.

1. Objective of Acquiring shares and business alliance

Konami decided to acquire 11,329,000 shares of Resort Solution (Approximately 20% of outstanding shares of Resort Solution) for cash at March 10, 2006, pursuant to the stock subscription agreement concluded between Nomura and Konami. This share acquisition is aimed at achieving a smooth business alliance between the Konami group and Resort Solution, and to contribute to the business development of the two companies. Konami entered into the contracts to establish the basic terms for a future business alliance. The detailed terms and content of the business alliance going forward will be determined through additional discussions between Konami and Resort Solution.

2. Outline of the business alliance

(1)	The joint development of facilities by Konami Sports Corporation and Resort Solution.
(2)	The joint management of facilities or mutual consignment by both companies.
(3)	Sharing facilities to allow members of either company’s facilities to use all facilities.
(4)	Development of commodities and services for active seniors.
(5)	Development of facilities reservation services on the Internet Revolution Inc. portal site.

3. Summary of Resort Solution

(1) Registered name	Resort Solution Co.,Ltd.
(2) Main Business	Management and development, etc. of golf courses, hotels, and resort facilities.
(3) Date of incorporation	February 27, 1931
(4) Location of head office	6-24-1, Nishi Shinjuku, Shinjuku-ku, Tokyo
(5) Representative	Hideaki Hirata, Representative Director and President
(6) Securities exchange	Listed in the 1st section of Tokyo Stock Exchange
(7) Sales revenue	21,636 million yen (Year ended March 31, 2005)
(8) Capital	3,948 million yen (As of March 31st, 2005)
(9) Total asset	27,979 million yen (As of March 31st, 2005)
(10) Fiscal year end	March 31
(11) Number of employees	342 ( As of March 31st, 2005)
(12) Major shareholders:	Nomura Principal Finance Co., Ltd: 18.90 million shares (33.3%)
(before acquisition)	Mitsui Fudosan Co., Ltd. 18.79 million shares (33.1%)
Misawa Capital Co., Ltd 3.31 million shares (5.8%)
(13) Relation to Konami	N/A

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4. The counterparty the shares acquired from

(1) Registered name (2) Representative (3) Location of head office (4) Main business (5) Relation to Konami	Nomura Principal Finance Co.,Ltd. Akira Maruyama Chiyoda-ku, Tokyo Investment company N/A

5. Number of shares owned around the Time of the Sales and Sales Price

(1) Number of Shares Owned before the Acquisition
0 shares (Ownership ratio 0%)

(2) Number of Shares Acquired
11,329,000 shares (Acquisition price 59.93 million yen)

(3) Number of Shares Owned after the Acquisition
11,329,000 shares (Ownership ratio 20%)

6. Schedule of Acquisition

March 7, 2006 March 10, 2006	Signing share purchase agreement Closing and settlement of sale

Results for the last three fiscal years

(1) KONAMI CORPORATION

	(Unit: million yen)
	Non-consolidated					Consolidated (U.S.GAAP)
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005		March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	130,186	146,654	134,117	51,016		253,657	273,412	260,691	111,870
Operating income	11,577	13,303	4,261	5,179		(21,870)	40,713	28,136	7,462
Ordinary Income*	13,068	16,910	13,447	9,408		(22,096)	40,107	27,442	14,335
Net income	(11,284)	10,381	12,794	11,197		(28,519)	20,104	10,486	6,964
Net income per share	(92.82)	83.71	105.33	85.93		(234.58)	166.86	87.41	53.45
Annual dividend per share	54.00	54.00	54.00	27.00 (interim	)	—	—	—	—
Shareholders’ equity per share	872.38	894.08	931.24	1,147.20		750.35	847.66	885.97	1,027.32

*	Net Income before income taxes with U.S GAAP

(2) RESORT SOLUTION CO.,LTD.

	(Unit: million yen)
	Non-consolidated				Consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	25,937	22,435	16,557	9,636	28,957	27,910	21,636	12,374
Operating Income	517	680	768	561	852	1,001	1,007	557
Ordinary income	495	605	753	556	709	901	958	575
Net income	62	477	300	282	216	500	446	261
Net income per share	1.44	8.25	5.13	4.99	4.98	8.66	7.71	4.63
Annual dividend per share	3	5	5	—	—	—	—	—
Shareholders’ equity per share	113.56	121.89	119.17	119.15	91.68	100.42	100.28	100.04

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Future forecast

Resort Solution will be accounted for by the equity method after the share acquisition. The influence on our operating results by the business alliance has not been determined at the present stage.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

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